Softnet Technology
 1 Anderson Road, Suite 105 , Bernardsville , New Jersey 07924
Phone: 908-204-9911 Fax: 908-204-0201

August 25, 2005

Tamara Tangen, CPA
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington , D.C. 20549

Re: SoftNet Technology Corporation, File No. 0-07693

Ms. Tangen,

            Per our conversation yesterday, I will be traveling on Monday with Michael Pollack (our new board member) to Phoenix , AZ and California meeting with our subsidiary companies. As you’ve requested, we will have a response to you by September 9, 2005.  We greatly appreciate the additional time to provide you a complete and comprehensive answer to your comment letter.

            If September 9, 2005 is not acceptable please let me know as soon as possible.  If you have any further questions or comments we can be reached at 908-204-9911.

Sincerely,

/s/ James M. Farinella

James M. Farinella, CEO
SoftNet Technology Corporation